Exhibit 99.2


For immediate release:

     IMI REPORTS THIRD-QUARTER RESULTS AND PROVIDES UPDATE ON LEAD PRODUCTS

TORONTO (November 13, 2003) - IMI International Medical Innovations Inc. (TSX:IMI; Amex:IME) today announced its results for the fiscal 2003 third quarter ended September 30, 2003. During the quarter and subsequent weeks, IMI's progress included scientific, commercial and corporate achievements.

"Our marketing partner, McNeil Consumer Healthcare, took significant strides in the past quarter toward marketing our skin test for heart disease in Canada," said Dr. Brent Norton, IMI President and CEO. "Earlier this week McNeil announced that the product will be launched in Canada under the brand name PreVu* coronary heart disease predictor; it will continue to be known as Cholesterol 1,2,3(TM) in other territories. McNeil has begun educating doctors through initiatives like publicizing this week's AHA presentation, and has assembled an international Scientific Advisory Board that will play a vital role in building acceptance of skin sterol testing as a novel heart-disease predictor. McNeil has begun its customer-education phase to build acceptance for the test, and will begin making PreVu* available to doctors in 2004, with specific timing to be announced by McNeil."

"The scientific support for skin testing for heart disease continues to grow, forming a stronger foundation for marketing and adoption. Our test was the subject of a presentation earlier this week at the American Heart Association
(AHA), as researchers from Johns Hopkins University presented exciting data from the Multi-Ethnic Study on Atherosclerosis (MESA), showing that IMI's skin test can help identify subclinical, or hidden, heart disease. We also entered into a collaborative partnership with AtheroGenics, Inc. to join a major international study that will provide vital data about our test's ability to predict heart attacks and stroke, and will build global awareness of the technology as it goes into use at up to 180 sites around the world," said Dr. Norton.

"Our suite of early-detection tests for cancer is also progressing well. We began the quarter by presenting positive new study results for all three of our cancer-detection tests at the American Association for Cancer Research meeting in Washington in July. Since then, our LungAlert(TM) test has been added to the International Early Lung Cancer Action Program (I-ELCAP) study, which will provide valuable data and exposure for the product, and we are working toward a similar initiative with ColorectAlert(TM). Our scientific team discontinued development of the 5-alpha-reductase assay for prostate cancer and will shift focus to our GOS platform for prostate cancer - the same platform as our three existing cancer-detection tests, which remain the company's current priorities," said Dr. Norton.


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"In the third quarter we received ISO certification, which means IMI meets the highest international standards for quality management systems. This certification sends an important signal to our customers and partners, and is a regulatory requirement in Canada and Europe for new product license submissions," said Dr. Norton.

"In September IMI began trading on the American Stock Exchange, a move we believe will enable many more investors to participate in IMI's growth over the coming months and years. The U.S. market is keenly aware of the value of predictive medicine products and IMI is well positioned in this field," said Dr. Norton.

Financial Highlights
For the three months ended September 30, 2003 (Q3 2003), IMI reports a net loss of $992,000 or $0.05 per share compared with a loss of $1,089,000 or $0.05 per share for the quarter ended September 30, 2002 (Q3 2002). For the nine months ended September 30, 2003, the Company reports a net loss of $2,636,000 or $0.13 per share, compared with $3,081,000 or $0.15 per share for the nine months ended September 30, 2002.

Research and development expenditures for Q3 2003 decreased to $457,000, compared with $667,000 for Q3 2002, a decrease of $210,000. Total research expenditures for the nine months ended September 30, 2003 and September 30, 2002 amounted to $1,154,000 and $1,693,000, respectively. The major reason for the decrease was a reduction of $104,000 in the cost of clinical trials for the quarter (reduction of $421,000 for the nine months). The Company is currently conducting 15 clinical trials, but several of them are subsidized through collaborative arrangements with third parties, thereby significantly reducing the Company's expenses. Stock-based compensation costs that related to research and development resulted in non-cash expenses of $22,000 for Q3 2003 and $26,000 for nine months compared to nil for the corresponding periods in 2002.

General and administration expenses amounted to $524,000 for Q3 2003, compared with $509,000 for Q3 2002, an increase of $15,000. Total general and administration expenses for the nine months ended September 30, 2003 amounted to $1,637,000 compared to $1,567,000 in 2002. Expenses related to the application for listing on the American Stock Exchange increased by $15,000 for the quarter but decreased by $31,000 for nine months. The Company's shares commenced trading on Amex on September 17, 2003. A contract with a U.S. consultant expired in mid-2002, resulting in a savings of $79,000 for the nine-month period in 2003 compared with 2002. Cash compensation for directors fees amounted to $32,000 for Q3 2003 and $46,000 for nine months compared to nil for 2002. Stock-based compensation costs that related to administration resulted in non-cash expenses of $25,000 for the nine-month period ended September 30, 2003 compared to nil for the corresponding period in 2002.

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As at September 30, 2003 the Company had cash, cash equivalents and short-term investments totaling $7,815,000 ($10,112,000 as at December 31, 2002). For the nine months ended September 30, 2003 the Company received $216,000 from the exercise of options and the repayment of shareholder loans. For the corresponding period in 2002, the Company received net proceeds of $5,969,000 from a private placement of 1.2 million common shares and from the exercise of warrants and options. Cash used to fund the operating activities during Q3 2003 amounted to $757,000 compared to $1,252,000 for Q3 2002 ($2,379,000 and
$3,068,000 for the nine months ended September 30, 2003 and 2002, respectively). The Company has no long-term debt.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company's head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company's web site at www.imimedical.com.

Quarterly investor webcast and conference call:
Thursday, November 13, 2003, 10:30 a.m. ET
Live webcast: www.imimedical.com
Toronto (416) 695-5806; North America (800) 273-9672
Replay available on IMI's web site (www.imimedical.com) for three months, or via phone until November 20 at (416) 695-5800 or (800) 408-3053, access code 1494990.

This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly, annual and other regular filings.


For more information contact:
Andrew Weir, Director, Communications
Ron Hosking, Vice President and CFO
(416) 222-3449
aweir@imimedical.com

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------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
Incorporated under the laws of Canada
------------------------------------------------------------------------------------------------------------
Consolidated Balance Sheets
As at September 30, 2003 and December 31, 2002
                                                                          September 30       December 31
                                                                               2003              2002
                                                                           (Unaudited)        (Audited)
------------------------------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                               $         10,940    $      150,451
Short-term investments                                                         7,804,810         9,961,743
Prepaid expenses and other receivables                                            91,409           237,591
Investment tax credits receivable                                                115,000           271,000
                                                                       -------------------------------------
Total current assets                                                          8,022,159        10,620,785
                                                                       -------------------------------------
Capital assets, net                                                              429,872          191,632
Acquired technology, net                                                         481,921          566,966
                                                                       -------------------------------------
                                                                        $      8,933,952     $ 11,379,383
                                                                       =====================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities                                $       520,025     $      589,555
                                                                      -------------------------------------
Total current liabilities                                                       520,025            589,555
                                                                       -------------------------------------
Deferred revenue                                                                 94,825            100,000
                                                                       -------------------------------------
Total liabilities                                                               614,850            689,555
                                                                       -------------------------------------
Shareholders' equity
Capital Stock                                                                24,051,068         23,785,884
Warrants                                                                        496,000            496,000
Deficit                                                                    (16,227,966)       (13,592,056)
                                                                       -------------------------------------
Total shareholders' equity                                                    8,319,102        10,689,828
                                                                       -------------------------------------
                                                                        $     8,933,952      $ 11,379,383
                                                                       =====================================
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------------------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
------------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Loss and Deficit
                                                    Three months ended September 30    Nine months ended September 30
                                                         2003             2002              2003             2002
                                                     (Unaudited)       (Unaudited)      (Unaudited)      (Unaudited)
------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development                          $       456,633    $       666,624   $    1,154,112   $    1,693,223
General and administration                                524,109            508,979        1,636,957        1,567,016
Amortization                                              118,174             43,317          205,575          152,451
------------------------------------------------------------------------------------------------------------------------
                                                        1,098,916         1,218,920         2,996,644        3,412,690
------------------------------------------------------------------------------------------------------------------------

RECOVERIES AND OTHER INCOME
Investment tax credits                                     56,634            45,000           172,217          144,908
Interest and other income                                  50,108             84,753          188,517          186,618
------------------------------------------------------------------------------------------------------------------------
                                                         106,742            129,753           360,734          331,526
------------------------------------------------------------------------------------------------------------------------
Net loss for the period                                 (992,174)        (1,089,167)       (2,635,910)      (3,081,164)

Deficit, beginning of period                         (15,235,792)       (11,565,791)      (13,592,056)       (9,573,794)
------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                            $  (16,227,966)     $ (12,654,958)     $(16,227,966)    $ (12,654,958)
------------------------------------------------------------------------------------------------------------------------
Basic and fully diluted loss per share            $      (0.05)     $      (0.05)     $      (0.13)    $      (0.15)
------------------------------------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding                            20,924,582        20,687,138        20,884,113       20,283,300
------------------------------------------------------------------------------------------------------------------------


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----------------------------------------------------------------------------------------------------------------------
IMI International Medical Innovations Inc.
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
                                                        Three months ended                  Nine months ended
                                                          September 30                        September 30
                                                      2003             2002              2003            2002
                                                   (Unaudited)      (Unaudited)       (Unaudited)      (Unaudited)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                           $   (992,174)     $ (1,089,167)    $   (2,635,910)  $    (3,081,164)
Add item not involving cash
    Amortization                                       118,174            43,317            205,575           152,451
    Loss on disposal of capital asset                         -                -              5,230               -
    Stock compensation costs included in:
       Research and development expense                  21,507                -             25,673               -
       General and administrative expense                 3,424                -             24,694               -
----------------------------------------------------------------------------------------------------------------------
                                                      (849,069)      (1,045,850)        (2,374,738)        (2,928,713)
Net change in non-cash working
   capital balances related to operations               91,678        (206,039)            (4,299)          (139,651)
----------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                     (757,391)      (1,251,889)        (2,379,037)        (3,068,364)
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short term investments                                704,168           923,756           2,156,933       (2,322,874)
Purchase of acquired technology                             -                  -                   -                -
Purchase of capital assets                            (102,412)                -           (133,844)         (16,821)
----------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                      601,756          923,756           2,023,089       (2,339,695)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of capital stock, net                           73,437         205,581              216,437       5,968,886
----------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                    73,437         205,581              216,437       5,968,886
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and
   cash equivalents during the period                    (82,198)    (122,552)             (139,511)          560,827
Cash and cash equivalents
 -   Beginning of period                                  93,138    1,276,758                150,451          593,379
----------------------------------------------------------------------------------------------------------------------
 -   End of period                               $       10,940   $ 1,154,206       $        10,940    $   1,154,206
======================================================================================================================
Represented by
Cash                                             $       10,940  $     12,646      $         10,940    $      12,646
Cash equivalents                                         -          1,141,560               -              1,141,560
----------------------------------------------------------------------------------------------------------------------
                                                 $       10,940   $ 1,154,206      $         10,940   $    1,154,206
======================================================================================================================


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